UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

Under the Securities Exchange Act of 1934

FAB INDUSTRIES INC.

(Name of Issuer)

Common Stock, $.20 par value

(Title of Class of Securities)

302747100

(CUSIP Number)

Andrew L. Sole
Esopus Creek Capital LLC
500 Fifth Avenue
Suite 2620
New York, NY 10110
(212) 302-7214

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 13, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 302747100

1	Name of Reporting Persons. I.R.S. Identification No. of above persons (entities only). Esopus Creek Capital, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [_]
3	SEC use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) [ ]
6	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power : 157,000
	8	Shared Voting Power : 0
	9	Sole Dispositive Power : 157,000
	10	Shared Dispositive Power : 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 157,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 3.0%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 302747100

1	Name of Reporting Persons. I.R.S. Identification No. of above persons (entities only). Andrew Sole
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [_]
3	SEC use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) [ ]
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power : 22,500
	8	Shared Voting Power : 0
	9	Sole Dispositive Power : 22,500
	10	Shared Dispositive Power : 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,500
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 0.4%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 302747100

1	Name of Reporting Persons. I.R.S. Identification No. of above persons (entities only). Joseph Criscione
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3	SEC use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) [ ]
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power : 10,000
	8	Shared Voting Power : 7,500
	9	Sole Dispositive Power : 10,000
	10	Shared Dispositive Power : 7,500
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,500
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13	Percent of Class Represented by Amount in Row (11) 0.3%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 302747100

1	Name of Reporting Persons. I.R.S. Identification No. of above persons (entities only). Ann Lauridsen
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3	SEC use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) [ ]
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power : 2,500
	8	Shared Voting Power : 15,000
	9	Sole Dispositive Power : 2,500
	10	Shared Dispositive Power : 15,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,500
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13	Percent of Class Represented by Amount in Row (11) 0.3%
14	Type of Reporting Person (See Instructions) IN

CUSIP No.       302747100

The following constitutes Amendment No. 1 (this “Amendment”) to the Schedule 13D, dated March 3, 2003 (the “Original Schedule 13D”). This Amendment amends the Original Schedule 13D as specifically set forth herein. All terms capitalized herein shall have the respective meanings set forth in the Original Schedule 13D.

The Reporting Persons now own less than five percent of the Common Stock of Fab Industries.

Item 1.               Security and Issuer.

                          Unchanged from the Original Schedule 13D.

Item 2.               Identity and Background.

                          Unchanged from the Original Schedule 13D.

Item 3.               Source and Amount of Funds or Other Consideration.

                          Item 3 of the Original Schedule 13D is amended in its entirety to read as follows:

                          All purchases of Common Stock by the Reporting Persons were made in the open market and were funded by working capital (as to Esopus) or personal funds (as to individuals), which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The amount of the funds expended by the Reporting Persons for such purchases was $1,207,832.74 by Esopus; $117,200.00 by Andrew Sole; and $91,937.50 by Joseph Criscione and Ann Lauridsen jointly.

Item 4.               Purpose of Transaction.

                          The first two paragraphs of Item 4 of the Original Schedule 13D are amended to read as follows (the remainder of such Item 4 is unchanged):

                          Each of the Reporting Persons acquired beneficial ownership of the shares of Common Stock to which this Statement relates for investment purposes and to obtain a significant equity interest in Fab Industries. Sales of shares of Common Stock were made by Esopus in order to realize profits, diversify holdings and reduce its overall investment in Fab Industries.

                          Each of the Reporting Persons may acquire additional shares or other securities of Fab Industries or sell or otherwise dispose of any or all of the shares or other securities of Fab Industries beneficially owned by it or him. The Reporting Persons may take any other action with respect to Fab Industries or any of its debt or equity securities in any manner permitted by law.

Item 5.               Interest in Securities of the Issuer.

(a)                     As of the date hereof, the Reporting Persons beneficially own an aggregate of 197,000 shares of Common Stock, representing approximately 3.8% of the outstanding shares of Common Stock based upon the 5,215,031 shares of Common Stock reported by Fab Industries to be issued and outstanding as of July 13, 2004 in its Quarterly Report on Form 10-Q for the quarter ended May 29, 2004.

                          As of the date hereof, Esopus beneficially owns an aggregate of 157,000 shares of Common Stock, representing approximately 3.0% of the outstanding shares of Common Stock.

                          As of the date hereof, Andrew Sole beneficially owns an aggregate of 22,500 shares of Common Stock, representing approximately 0.4% of the outstanding shares of Common Stock.

                         As of the date hereof, Joseph Criscione beneficially owns an aggregate of 17,500 shares of Common Stock, representing approximately 0.3% of the outstanding shares of Common Stock. Such shares consist of 10,000 shares owned of record by a self-directed IRA, 5,000 shares owned jointly with Ann Lauridsen, Mr. Criscione’s wife, and 2,500 shares owned by a self-directed IRA of Ms. Lauridsen. Mr. Criscione disclaims beneficial ownership of 5,000 shares owned jointly by his mother and father.

                          As of the date hereof, Ann Lauridsen beneficially owns an aggregate of 17,500 shares of Common Stock, representing approximately 0.3% of the outstanding shares of Common Stock. Such shares consist of 2,500 shares owned of record by a self-directed IRA, 5,000 shares owned jointly with Joseph Criscione, Ms. Lauridsen’s husband, and 10,000 shares owned by a self-directed IRA of Mr. Criscione. Ms. Lauridsen disclaims beneficial ownership of 2,500 shares owned by her mother.

(b)                    Unchanged from the Original Schedule 13D.

(c)                    Except as set forth below, no Reporting Person has effected any transaction in shares of Common Stock during the 60 days preceding the date hereof:

                          1.             On May 20 and June 2, 2004, Esopus made 2 separate purchases in the open market of 500 and 200 shares of Common Stock, respectively, per trade, at prices of $3.45 and $3.55 per share, respectively.

                          2.             Between May 21 and July 13, 2004, Esopus made 7 separate sales in the open market ranging from 400 to 39,000 shares per trade, for an aggregate of 62,100 shares of Common Stock, at prices ranging from $3.45 to $3.79 per share.

(d)                    Not applicable.

(e)                    The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock of Fab Industries on May 12, 2004.

Item 6.              Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                         Unchanged from the Original Schedule 13D.

Item 7.              Material to be Filed as Exhibits.

                         Not Applicable.

SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    July 20, 2004

The undersigned limited liability company, on the date above written, agrees and consents to the joint filing on its behalf of this Schedule 13D in connection with its beneficial ownership of the security reported herein.

Esopus Creek Capital, LLC

By:	/s/ Andrew Sole

Andrew Sole Managing Member

The undersigned individual, on the date above written, agrees and consents to the joint filing on his behalf of this Schedule 13D in connection with his beneficial ownership of the security reported herein.

By:	/s/ Andrew Sole

Andrew Sole

The undersigned individual, on the date above written, agrees and consents to the joint filing on his behalf of this Schedule 13D in connection with his beneficial ownership of the security reported herein.

By:	/s/ Joseph Criscione

Joseph Criscione

The undersigned individual, on the date above written, agrees and consents to the joint filing on her behalf of this Schedule 13D in connection with her beneficial ownership of the security reported herein.

By:	/s/ Ann Lauridsen

Ann Lauridsen